November 12, 2019

VIA EDGAR AND OVERNIGHT COURIER

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attention:	Melissa Gilmore
Melissa Raminpour

Re:	Despegar.com, Corp. (File No. 001-38209)
Form 20-F for the fiscal year ended December 31, 2018

Dear Ms. Gilmore and Ms. Raminpour:

This letter is submitted in response to additional comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated October 25, 2019 (the “Comment Letter”) relating to responses to the previous comments of the Staff regarding the Form 20-F for the fiscal year ended December 31, 2018 of Despegar.com, Corp. (the “Company”).

In this letter, we have recited the written comments from the Staff in italicized, bold type and have followed each comment with the Company’s response.

Form 20-F for the Year Ended December 31, 2018

Notes to the Consolidated Financial Statements

3. Summary of significant accounting policies

Revenue Recognition, page F-10

We have reviewed the sample agreements with your hotel partners that you sent in response to prior comment 1 and have also considered the information discussed on our call with you on October 16, 2019. Please address the following comments:

1.	Please provide us with copies of the accompanying Commercial Agreements for these contracts.

RESPONSE TO COMMENT 1:

In response to the Staff’s comment, the Company advises the Staff that the agreements entered into with hotel partners are supplemented with commercial agreements. The commercial agreements are signed concurrently with the signing of the supplier agreements. These commercial agreements clearly stipulate the percentage of commission owed by the hotel operator to the Company for each transaction, the modality of payment of the agreement (i.e. pre-pay or pay-at-destination), among other variables of the agreement. The Company’s current practice is that these commercial terms are accepted by the hotel operator as part of an online form in the Company’s intranet used to manage back office operations. As such, the reference to commercial agreements in the supplier agreements are to these accepted forms in the Company’s intranet.

2.	Confirm our understanding that you identify two customers in your contracts: the supplier and the traveler. Consider revising your disclosure in future filings to clarify this conclusion.

RESPONSE TO COMMENT 2:

In response to the Staff’s comment, the Company confirms to the Staff that the Company has identified two customers in each transaction. One customer is the “travel supplier” and the other customer is the “traveler”.

The Company advises the Staff that it will revise its disclosure in Note 3 “Summary of significant accounting policies” – “Revenue Recognition” in future filings to clarify this conclusion. The proposed revised disclosure is as follows:

Revenue recognition

The Company primarily generates revenue as a result of its facilitation services to two groups of customers, travel suppliers and travelers.

The Company primary sources of revenue are:

•

Commissions earned from facilitation services to travel suppliers, including facilitating reservations of flight tickets, hotel accommodations, car rentals, vacation packages and other travel-related products and services;

•

Service fees charged to travelers for facilitation services including the handling and processing selected travel products, the facilitation of payment processing, and limited post-booking services related to handling minor inquiries or minor administrative changes;

•	Override commissions or incentives from travel suppliers and GDS providers if certain performance conditions are met; and

•	Advertising revenues from the sale of advertising placements on the Company’s websites.

Facilitation services (commissions and service fees):

The Company offers its facilitation services to travel suppliers and travelers through the following business models further discussed below: the Prepay/Merchant Model, which represents approximately 80% of the Company’s total revenue and the Pay- at-destination/Agency Model, which represents approximately 5% of the Company’s total revenue. The remaining 15% of the total revenue comprises other revenue sources including GDS incentives and advertising revenue.

Under both business models, the Company provides travel suppliers access to the Company’s online platform so they can have an outlet for selling their travel products to millions of travelers in an interactive and organized way. Specifically, the Company’s performance obligation to travel suppliers is to help them facilitate the sales of their travel products by connecting the travel supplier and the traveler. The Company receives a commission from the travel supplier in exchange for satisfying its performance obligation to the travel supplier. Under the contracts with the travel suppliers, after an initial booking is completed, there are no post booking services outstanding to the travel supplier included in the initial performance obligation.

Under both business models, the Company provides to its customer travelers access to the Company’s platform so they can search for thousands of alternatives in travel products. The Company’s performance obligation to travelers is the handling and processing of a selected travel product, the facilitation of payment processing, and limited post-booking services related to handling minor inquiries or minor administrative changes (i.e. correction of clerical errors) to the reservations through the Company’s call center or via online. The Company considers these post-booking services to be immaterial in the context of the contract with the travelers. The Company charges a service fee to travelers, which is the consideration the Company receives in exchange for satisfying its performance obligation to the traveler. Any post-booking services beyond minor inquiries or minor administrative changes to the reservation, such as modifications to the original terms of the reservations, are considered as new performance obligations with the traveler and the travel supplier. Accordingly, the Company charges a new booking fee and a new administrative fee for this service. Also, if the requested change results in an incremental price of the reservation to the traveler set by the travel supplier, the Company receives an incremental commission from the travel supplier as well.

Under both business models, the Company recognizes revenue upon the transfer of control of the promised facilitation services to travelers and travel suppliers in an amount that reflects the consideration the Company expects to be entitled to in exchange for those facilitation services. The Company has determined the point in time of revenue recognition by evaluating when customers obtain control to the promised facilitation services. The Company has considered the indicators that control has transferred to the customers at the time the booking is completed within the context of the nature of the performance obligations discussed above including (i) for the majority of transactions, travelers are obligated to pay upfront the entire amount of the travel product selected (which amount comprises the value of the travel product plus the service fee) at the time of booking before it can be considered confirmed and a voucher issued (even for refundable or cancellable bookings) and the Company is legally entitled to retain its commission out of this total amount, (ii) the Company has the right to invoice the traveler for its facilitation services at the time of booking despite the fact that the amount could be subject to refund in the future,

(iii) the traveler is in legal and physical possession of a travel voucher representing the reservation purchased through the Company’s platform and the travel supplier receives a confirmed reservation which constitutes a separate agreement between the traveler and the travel supplier, (iv) the traveler obtained the significant risks and rewards of the facilitation services provided by the Company and the travel supplier obtained the significant risks and rewards of having sold a travel product to travelers and (v) the traveler and travel supplier explicitly accepts the terms and conditions of the facilitation services provided by the Company.

For those cancellable or refundable transactions pursuant to the terms and conditions of the travel products set by travel suppliers, the Company considers the consideration received for cancellable or refundable transactions as variable and records a provision for cancellations against revenue based on past objective historical experience. Each reservation may have its own terms and conditions for refunds as established by travel suppliers. Under the terms and conditions of certain reservations set by travel suppliers, the traveler may incur costs upon requesting a refund. Generally, reservations cancelled after a specified date and time prior to commencement of travel are not fully refunded.

Under both business models, the Company has determined that net presentation (that is the amount billed to the traveler less the amount paid to the travel supplier) is appropriate for the majority of the Company’s revenue transactions because the travel supplier is primarily responsible for providing the underlying travel services, the Company does not control the service or travel product provided by the travel supplier to the traveler and the Company does not bear inventory risk. Taxes assessed by a government authority, if any, are excluded from the measurement of transaction prices that are imposed on the travel related services or collected from customers (which are therefore excluded from revenue). The Company presents its revenue on a gross basis for some bookings where the Company pre-purchases flight seats. These transactions have been limited to date.

The Company has agreed with certain local and regional banks to allow the Company to offer travelers the possibility of purchasing travel-related products under installment plans established, offered and administered by the credit card holders’ issuing banks. The Company does not provide any type of financing by itself. Regardless of any financing or installment agreement offered by the banks, in all markets except Brazil, the Company generally receives full payment of its commissions and service fees within less than one month after the traveler completes the booking in the Company’s platforms, in an amount that reflects its cash-selling price. The banks assume full risk of default and delinquency by travelers. The Company typically receives payment before travel occurs.

For transactions in Brazil, the Company generally receives payment from the financing bank only after each scheduled payment is due from the traveler regardless of the fact that the traveler actually makes the scheduled payments. The Company generally receives payment before or during when the travel occurs. The Company expects at the time of booking that the period between when the traveler completes the booking and the Company receives the scheduled payments from the banks is one year or less (on average the Company receives payment during 8 months), thus the Company has made use of the practical expedient in ASC 606-10-32-18 whereby the Company does not adjust the amount of consideration for the effects of a significant financing component.

As mentioned above, the Company operates under two business models: the Prepay/Merchant Model and the Pay-at-destination/Agency Model.

Prepay/Merchant Business Model

Under this business model which represents approximately 80% of the total revenue of the Company, travelers pay to the Company upfront at the time of booking the entire amount of the travel product, which amount comprises the value of the travel product set and offered by the travel supplier plus the service fee charged by the Company for the facilitation services. The Company retains its commission agreed with the travel supplier out of this total amount paid by the traveler. The Company generally pays to the travel supplier for the travel product sold on its behalf later, which is normally at the time the traveler uses the travel service.

Pursuant to the terms of the travel supplier agreements entered into with hotel operators, the hotels are permitted to invoice the Company for the travel products the Company sold on their behalf during a specified period of time. In the event that the Company is not billed by the travel supplier within a 12-month period from the check-out date, the Company recognizes incremental revenue from the unbilled amounts.

Pay-at-Destination/Agency Business Model

Under this business model which represents approximately 5% of the total revenue of the Company, travelers pay the travel supplier directly at destination. Commissions from travel suppliers are paid directly to the Company by travel suppliers, generally after the traveler uses the travel service. Service fees charged to travelers are nevertheless paid upfront.

Incentives:

The Company may receive override commissions from air, hotel and other travel suppliers when it meets certain performance conditions. These variable considerations are recognized on a monthly accrued basis in accordance with the achievement of thresholds determined by each travel supplier.

Additionally, the Company uses GDS services provided by recognized travel suppliers. Under GDS service agreements, the Company earns revenue in the form of an incentive payment for sales that are processed through a GDS if certain contractual volume thresholds are met. Revenue is recognized for these incentive payments on a monthly accrued basis in accordance with ratable volume thresholds.

Advertising revenues:

The Company records advertising revenue ratably over the advertising period or upon delivery of advertising material, depending on the terms of the advertising agreement.

3.

You disclose your performance obligation is to facilitate the booking of air travel, accommodation, car rentals, cruises, destination services and vacation packages. Please describe your performance obligation to the supplier and to the traveler. Additionally, we note your response to prior comment 1 in your response letter dated September 10, 2019. Tell us if you considered whether post booking services provided to both the supplier and the traveler should be part of your performance obligation.

RESPONSE TO COMMENT 3:

In response to the Staff’s comment, the Company advises the Staff that the Company provides to its customer “travel suppliers” access to the Company’s online platform so they can have an outlet for selling their travel products to millions of travelers in an interactive and organized way. Specifically, the Company’s performance obligation to travel suppliers is to help them facilitate the sales of their travel products by connecting both parties: the travel supplier willing to sell a product and a traveler willing to purchase it. The Company receives a commission from the travel supplier in exchange for satisfying its performance obligation to the travel supplier. Under the contracts with the travel suppliers, after an initial booking is completed, there are no post-booking services oustanding to the travel supplier included in the initial performance obligation.

In addition, the Company provides to its customer “travelers” access to the Company’s platform so they can search for thousands of alternatives in travel products. The Company’s performance obligation to travelers is the handling and processing of a selected travel product, the facilitation of payment processing, and limited post-booking services related to handling minor inquiries or minor administrative changes (i.e. correction of clerical errors) to the reservation through the Company’s call center or online. The Company considers these post-booking services to be immaterial in the context of the contract with the travelers. When a traveler purchases a travel product offered by a travel supplier through the Company’s platform, the Company charges a service fee, which is the consideration the Company receives in exchange for satisfying its performance obligation to the traveler.

The Company has concluded that services other than the handling of minor inquiries or minor administrative changes to the reservation that the Company may provide to travelers and travel suppliers after an initial booking is completed are not part of the initial performance obligations under the contracts with the traveler and the travel supplier.

Therefore, after an initial booking is completed, the Company does not retain any substantive performance obligation to the traveler or the travel supplier. Any post-booking customer services beyond minor inquiries or minor administrative changes to the reservation (such service being the change to the original parameters of the initial travel reservation, provided the change is permissible under the terms and conditions set by the travel supplier) are considered a new transaction with the traveler and the travel supplier. It is important to point out that after a traveler completes a booking in the Company’s platform, any post-booking request from the traveler must be handled by the Company; that is, the traveler can not connect directly with the travel supplier and all changes or communications must occur on the Company’s platform. In the traveler terms and conditions, the Company distinguishes clearly what type of post-booking services are covered by the initial service fee charged to the traveler and what type are not included. As noted above, services included in the initial performance obligation with the traveler are limited to activities that are immaterial in the context of the contract. For services not covered by the initial booking fee, the Company has a new performance obligation, which is the handling and processing of the traveler’s new request. Accordingly, the Company charges a new booking fee and a new administrative fee for this service. Also, if the requested change results in an incremental price of the reservation to the traveler set by the travel supplier, the Company has a new performance obligation with the travel supplier, which is the handling of the change on its behalf and for which the Company receives an incremental commission from the travel supplier as well.

4.

We note your response to prior comment 3 of your response letter dated July 25, 2019 where you indicate that you considered the guidance in ASC 606-10-25-23 and subsequent paragraphs to determine the point in time revenue is recognized, including the factors listed on page 7 of the response letter. Please provide us with a detailed analysis of the indicators in ASC 606-10-25-30 for your contracts with suppliers and for your travelers.

RESPONSE TO COMMENT 4:

In response to the Staff’s comment, the Company advises the Staff that, as indicated in the response letter dated July 25, 2019, the Company determined the point in time of revenue recognition by evaluating when the customer obtains control of the asset; in this case, when the customer obtains control to the facilitation services that the Company has promised to transfer to the customer.

In performing this evaluation, the Company considered the indicators that control has transferred to the customers within the context of the nature of the Company’s performance obligation to the “travelers” and the “travel suppliers” as further discussed above.

The Company performed the evaluation of the following indicators for the customer “travelers” considering the nature of its performance obligation to them:

Indicator	Analysis
The entity has a present right to receive payment for the asset	For the majority of the turistic transactions that the Company performs (representing approximately more than 95% of these turistic transactions for the year ended December 31, 2018), the traveler is obligated to pay upfront to the Company for the travel product selected before the booking can be considered completed and confirmed and a voucher is issued (even for refundable or cancellable bookings) (as stated in the Section “How is the booking and purchase process?” of the Terms and Conditions between the Company and travelers). Therefore, the traveler pays the entire amount to the Company at booking, which amount comprises the value of the travel product set and offered by the supplier plus the service fee charged by the Company for the facilitation services. The Company has the right to invoice the traveler for its facilitation services at the time of booking. This right to payment exists at the time of booking despite the fact that the amount could be subject to refund in the future (consistent with the notion discussed in ASC 606-10-45-4). Upon booking, the traveler obtains the benefits from having purchased a travel product through the Company’s platform services.

The customer has legal title to the asset	The Company does not maintain control nor does it have legal title to the travel products offered by travel suppliers through the Company’s platform. At the time of booking is completed, the Company facilitated the transfer from the supplier to the traveler of legal title to the travel services underlying a travel product. Upon completion of the booking in the Company’s platform, the traveler is in legal possession of a travel voucher representing the reservation purchased through the Company’s platform. The traveler accepted the terms and conditions of the travel product set by the supplier, which will have to honor the underlying services.

The customer has physical possession of the asset	The Company provides facilitation services to travelers, which allow them to purchase a travel product offered by travel suppliers through the Company’s online platform. The Company does not bear inventory risk for the travel products offered by the travel suppliers in the Company’s platform. Upon completion of the booking in the Company’s platform and through the Company’s facilitation services, the traveler obtains physical possession of a voucher issued by the Company on behalf of the travel supplier, which represents the underlying travel services to be honored by the travel supplier.

The customer has the significant risks and rewards of ownership of the asset	Upon completion of the booking through the Company’s platform, the traveler obtained the significant risks and rewards of the facilitation services provided by the Company. In addition, the traveler obtained the significant risks and rewards of limited post booking services included in the initial service fee charged. The Company does not control the risks and rewards of the travel product itself offered to travelers by travel suppliers through the Company’s facilitation services.

The customer has accepted the asset	The traveler explicitly accepts the terms and conditions of the facilitation services provided by the Company by clicking the corresponding box before a booking can be completed. In addition, the traveler has visibility and accepts the terms and conditions of the travel product purchased including any cancellation policy. The obligation of the Company is to make these terms and conditions visible to travelers at the time of reservation. The Company does not have latitude in altering any cancellation policy and does not establish the terms and conditions of the travel products offered by travel suppliers.

The Company performed the evaluation of the following indicators, for the customer “travel suppliers” considering the nature of its performance obligation to them:

Indicator	Analysis
The entity has a present right to receive payment for the asset	As stated in the previous section, for the majority of the turistic transactions that the Company performs (representing approximately more than 95% of these turistic transactions for the year ended December 31, 2018), the traveler is obligated to pay upfront to the Company for the travel product selected before the booking can be considered completed and confirmed and a voucher is issued (even for refundable or cancellable bookings). Therefore, the traveler pays the entire amount to the Company at booking, which amount comprises the value of the travel product set and offered by the supplier plus the service fee charged by the Company for the facilitation services. According to the agreements entered into by the Company with the travel suppliers, the Company is legally entitled to retain its commission for the facilitation services provided to travel suppliers out of the total amount paid by the traveler at booking (as stated in section 2.3.1 and 2.4.2.1 of terms and conditions between the Company and travel suppliers). The Company therefore has the right to invoice the travel supplier for its services at the time of booking. This right to payment exists at the time of booking despite the fact that the amount could be subject to refund in the future (consistent with the notion discussed in ASC 606-10-45-4). Upon booking, the travel supplier obtains the benefits of having sold its products to travelers through the Company’s online platform.

The customer has legal title to the asset	The Company does not maintain control nor does it have legal title to the travel products offered by travel suppliers through the

Company’s platform. At the time of booking is completed, the travel supplier receives a confirmed reservation, which constitutes a separate agreement between the traveler and the travel supplier, as stated in Section 2.5.3 of the Terms and Conditions. The Company facilitated the transfer from the travel supplier to the traveler of legal title to the travel services underlying a travel product.

The customer has physical possession of the asset	The Company provides facilitation services to travel suppliers, which allow them to sell a travel product offered to travelers through the Company’s online platform. At the time of booking is completed, the travel supplier receives a confirmed reservation, which constitutes a separate agreement between the traveler and travel supplier, as stated in Section 2.5.3 of the Terms and Conditions. The Company does not bear inventory risk for the travel products offered by the travel suppliers in the Company’s platform. Upon completion of the booking in the Company’s platform and through the Company’s facilitation services, the Company issues a voucher to the traveler on behalf of the travel supplier, which represents the promise to honor underlying, travel services by the travel supplier.

The customer has the significant risks and rewards of ownership of the asset	Upon completion of the booking through the Company’s platform, the travel supplier obtained the significant risks and rewards of having sold a travel product to travelers through the facilitation services provided by the Company. The Company does not control the risks and rewards of the travel product itself offered to travelers by travel suppliers through the Company’s facilitation services.

The customer has accepted the asset	Travel suppliers explicitly accept the terms and conditions of the facilitation services provided by the Company through the signing of written agreements. Upon completion of the booking by a traveler, a travel supplier is bound by the agreement with the Company. In addition, the Company does not have latitude in altering any cancellation policy and does not establish the terms and conditions of the travel products offered by travel suppliers. The obligation of the Company is to make these terms and conditions visible to travelers at the time of reservation.

5.

As part of this analysis, please discuss why you believe your performance obligation is satisfied when a traveler makes a reservation. Tell us how you considered activities subsequent to the reservation including the potential of having to reverse a reservation for a supplier. In addition, tell us whether you only have an enforceable right to payment at the time the traveler makes a reservation for a refundable transaction, and if so, why you believe this is the case. Pleaser [sic] reference ASC 606-10-25-1 through 8 and ASC 606-10-25-23 through 25.

RESPONSE TO COMMENT 5:

In response to the Staff’s comment, the Company advises the Staff that based on the analysis of the indicators discussed in the Company’s response to Comment 4, the Company believes that its performance obligations to both customers, traveler and travel supplier, are satisfied at the time of booking.

The Company believes that the agreements entered into with both customers, the traveler and travel supplier, clearly set out the services provided by the Company and its rights and obligations arising from them. The Company’s obligation is to intermediate between the two parties to facilitate the booking of a travel product offered by the supplier and selected for purchase by the traveler.

As discussed in the Company’s response to Comment 3, the Company has concluded that post-booking services included in the initial performance obligation are immaterial in the context of the contract. Any post-booking services beyond minor inquiries or minor administrative changes to the reservation (such as the change to the original parameters of the initial travel reservation, provided the change is permissible under the terms and conditions set by the travel supplier) are considered a new transaction with the traveler and a travel supplier and therefore separate performance obligations.

As noted above, the Company believes that once a traveler completes the booking through the Company’s platform, the Company has satisfied its performance obligation to both of its customers, the traveler and the travel supplier. As such, the Company is entitled to and receives payment for its services up front at the time of booking. The traveler pays the service fee and the travel supplier pays the commission through the Company’s right to retain it out of the total amount paid by the traveler. The Company has an enforceable right to invoice and collect these amounts at the time of booking, in accordance with its agreements with travelers and travel suppliers.

The Company believes that the satisfaction of its performance obligations to both customers at the time of booking is completed regardless of the terms and conditions the travel suppliers have specified for the travel products purchased by the traveler. Travel products offered by travel suppliers may be cancellable and/or refundable. However, these are the terms and conditions attached to the travel products, and not the terms and conditions of the services provided by the Company. The Company does not establish or impose any cancellation or refundable policy to the travel products. Rather, cancellation and refundable policies are established by suppliers who packaged and arranged them before offering their products through the Company’s platform.

Notwithstanding the foregoing, in its analysis, the Company considered the impact that a cancellable or refundable travel product might have on the amount of consideration it receives from the traveler and travel supplier. If a traveler elects to cancel a travel product in accordance with permissible cancellation or refundable terms offered by a travel supplier, the Company may have to refund all or a portion of its service fee and commission. The Company believes that any cancellation or refundable policy set by suppliers and attached to their travel products do not affect the Company’s performance obligations and when the performance obligations are satisfied based on the indicators discussed in the Company’s response to Comment 4 above. The Company does not consider the cancelling of a reservation as a separate service to the traveler or travel supplier. The Company considers the consideration received for cancellable or refundable transactions as variable and establishes a provision for cancellations based on past historical experience information. This is similar to other fact patterns where control to a good or service has transferred, but the related consideration might be refundable if certain future events occur. The estimated refund is accounted for as variable consideration, but does not impact the conclusions regarding transfer of control or right to payment to amounts for which a refund is not anticipated.

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If you have any questions regarding the foregoing, please do not hesitate to contact Noelia Loza at nloza@despegar.com.

Sincerely,

/s/ Albert Lopez Gaffney

Albert Lopez Gaffney

Chief Financial Officer

cc:	Mr. Mariano Scagliarini, Despegar.com, Corp.

Ms. Maria Bettina Zubin, Despegar.com, Corp.

Ms. Noelia Loza, Despegar.com, Corp.

Jeffrey Vetter, Esq., Gunderson Dettmer et al., LLP

Albert Vanderlaan, Esq., Gunderson Dettmer et al., LLP

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